UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

             (Check One):
             |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q

             For Period Ended: November 30, 2006

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

             For the Transition Period Ended:___________________________________

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

             If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________


                                     PART I
                             REGISTRANT INFORMATION

                              REMOTE DYNAMICS, INC.
                              ---------------------
                             Full Name of Registrant


                            1155 Kas Drive, Suite 100
                            -------------------------
            Address of Principal Executive Office (Street and Number)


                             Richardson, Texas 75081
                             -----------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

|_|   (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company is unable to file its form 10-Q within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the Company from filing the balance of the report because such information is integral to the balance of the report. The Company expects to be able to file within the additional time allowed by this report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Neil Read, CFO               (972) 301-2310
    --------------         ------------------------------
        (Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | | Yes |X| No

                              Remote Dynamics, Inc.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 17, 2007                           By: /s/ Neil Read
                                                     --------------------------
                                                 Name: Neil Read
                                                 Title: Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
      Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)